UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

February 22, 2007

Item 3.	News Release

On February 22, 2007 the Company issued a press release relating to the material change described below. The press release was distributed to the TSX Venture Exchange, the Alberta and British Columbia Securities Commission and public media through CCN Mathews.

A copy of the press release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that drilling southeast of the known Mandibula deposit has discovered a new zone of mineralization, at its La Cabeza gold project, in Argentina.

Item 5.	Full Description of Material Change
5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

5.2 Disclosure of Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable. This report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 22nd day of February 2007.

SCHEDULE “A”

For Immediate Release: NR 07-05 February 22, 2007

EXETER DISCOVERS NEW GOLD ZONE AT LA CABEZA, ARGENTINA

Vancouver, B. C., February 22, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter”) reports that drilling southeast of the known Mandibula deposit has discovered a new zone of mineralization, suggesting new potential for the 20 kilometre long Mandibula Fault Zone, at its La Cabeza gold project, in Argentina.

A total of 22 drill holes were recently drilled in the Mandibula Zone, one of five zones that constitute the La Cabeza project. Three reverse circulation holes tested the possibility that economic gold grades could be present below areas of gold-deficient quartz veining at surface, approximately 200 metres southeast of previously-known mineralization. These holes returned mineralized intercepts that included:

LCP-279 with 15.0 metres at a grade of 1.9 grams per tonne (“g/t”) gold,

LCP-293 with 6.0 metres at a grade of 1.8 g/t gold, and

LCP-298 with 12.0 metres at a grade of 0.9 g/t gold, with a second intercept of 33.0 metres at a grade of 1.0 g/t gold.

The new zone is thought to be at least 200 metres long and extends the known mineralization of the Mandibula Fault Zone to 900 metres.

Exeter’s La Cabeza Site Manager, Dr. Gustavo Delendatti, commented: “The Mandibula gold system is located on a regional, northwest-trending structure that extends for a minimum of 20 kilometres. This new drilling confirms the potential for this structure to host “blind gold targets” beneath areas where there is little or no indication of gold at surface. This is encouraging in terms of semi-regional exploration within the 500 square kilometre area controlled by Exeter. Targets with a suitable geological setting will now be defined for drill testing along the structure, outside of the current four square kilometre intensively-drilled project area.”

Detailed Results of Mandibula Zone Drilling

In addition to the three discovery holes, the new drilling at the Mandibula Zone has confirmed and extended previously-delineated mineralization.

In particular, diamond drill hole LCD-176, sited 40 metres northwest of known mineralization, returned an intercept of 14.6 metres at a grade of 1.1 g/t gold and a second intercept of 11.9 metres at a grade of 2.4 g/t gold. This zone remains open at depth and for a minimum of 50 metres along strike. Results of an additional five diamond drill holes in this area, drilled to infill the drilling pattern and to test depth continuity, are awaited.

The remaining sixteen diamond drill holes were drilled within the known Mandibula Zone to infill and extend previously tested mineralization. Significant drill intercepts returned include:

LCD-110 with 14.0 metres at a grade of 1.1 g/t gold,

LCD-112 with 28.2 metres at a grade of 1.2 g/t gold,

LCD-123 with 9.0 metres at a grade of 1.3 g/t gold,

LCD-136 with 17.0 metres at a grade of 1.0 g/t gold, and

LCD-140 with 11.8 metres at a grade of 1.2 g/t gold.

The results of two Mandibula diamond drill holes, “twins” of previous percussion RC holes (LCP-136 and LCP-134), include LCD-134 with 18.0 metres at a grade of 2.7 g/t gold and LCD-143, with 41.5 metres at a grade of 2.3 g/t gold and 13.0 metres at a grade of 1.6 g/t gold. These holes were drilled as part of Exeter’s quality control program.

Overall, the “resource definition” drill holes appear to confirm a 300 metre long extension to mineralization beyond the 2005 preliminary open pit resource (see news release June 14, 2006). The drill hole data are supported by results from detailed surface channel sampling.

For a detailed map showing locations please click here

Significant assay results from the new drilling, at a cut-off grade of 0.5 g/t gold, are given below:

Hole	From (m)	To (m)	Width (m)	Au grade (g/t)
LCD-110	2.0	14.0	12.0	0.7*
	18.0	25.0	7.0	0.8
	42.0	56.0	14.0	1.1
including	52.0	55.0	3.0	3.0
LCD-112	3.0	5.0	2.0	3.3*
including	3.0	4.0	1.0	5.7
	20.8	49.0	28.2	1.2
including	30.3	31.8	1.5	5.7
including	36.0	37.3	1.3	4.3
LCD-123	46.0	55.0	9.0	1.3**
LCD-134	0.0	18.0	18.0	2.7**
including	3.0	3.5	0.5	29.9
and	6.0	8.0	2.0	6.0
LCD-136	5.0	23.0	18.0	0.8**
	39.0	56.0	17.0	1.0
LCD-140	3.2	15.0	11.8	1.2*
including	5.2	5.7	0.5	4.0
LCD-143	3.5	45.0	41.5	2.3**
including	28.0	33.0	5.0	8.0
and	34.0	35.0	1.0	5.6
	49.0	62.0	13.0	1.6
including	50.0	51.0	1.0	6.4
	65.0	69.0	4.0	2.6
including	68.0	69.0	1.0	6.2
LCD-148	18.9	32.0	13.1	0.8
LCD-176	32.0	33.4	1.4	11.3
	55.4	70.0	14.6	1.1
including	60.0	61.0	1.0	5.4
	73.7	85.6	11.9	2.4
including	77.0	80.0	3.0	4.0
LCP-279	86.0	101.0	15.0	1.9
including	86.0	89.0	3.0	4.1
LCP-293	111.0	117.0	6.0	1.8
LCP-298	55.0	67.0	12.0	0.9
	73.0	106.0	33.0	1.0
	112.0	118.0	6.0	0.8

Notes:

All results are down-hole intervals and may not represent true widths of mineralization.

*

Drill holes LCD-110, LCD-112, and LCD-140 actually intersected mineralization greater than 0.5 g/t gold from surface down to 2.0 metres, 3.0 metres, and 3.2 metres, respectively. Given that the material was weathered and broken, core recovery in those intervals was significantly less than the 85% required for reporting purposes. Those intervals were assigned a gold grade of zero.

**

Regular whole core samples of HQ-size diamond drill core, in representative rock types (in both mineralized and un-mineralized rocks) have been collected and dispatched to the University of San Juan in Argentina for geotechnical analyses, specifically simple compression tests (“SCT”). In each case, for reporting purposes the intervals have been assigned a gold grade of zero. The drill intercepts thus affected include the following: LCD-123 interval 53.2-54.0 metres, LCD-134 interval 12.2-13.0 metres, LCD-136 intervals 9.0-10.0 metres and 14.0-14.4 metres, and finally LCD-143 intervals 11.0-12.0 metres and 42.0-43.0 metres.

For a detailed table and discussion of the results from the twenty-two holes please click here.

Quality Control and Assurance

The gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. All reverse circulation drill samples are collected using a cyclone in one metre intervals; the majority are then composited into three metre samples. All diamond drill core samples are spilt on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the diamond drill holes reported in this release. Blank and duplicate samples are used throughout the sample sequence as checks for the exploratory reverse circulation drilling. Note that the drill widths presented above are drill intersection widths and may not represent the true widths.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

Project Update

The La Cabeza Project is advancing rapidly to a decision on mine development options. A multi-rig drilling program was completed in December and core logging, sampling and assaying is nearing completion. A new, independent resource calculation is scheduled for release in May, ahead of a scoping study to establish the parameters of further feasibility and environmental studies. News releases over the coming weeks will update drilling results as they become available.

On December 20, 2006, Exeter reported that the Governor of the Province of Mendoza had vetoed proposed legislation which would have suspended granting new exploration and mining licences in Mendoza until the approval of a new environmental plan. A Senate committee has since been established to consider environmental legislation proposed by the Governor. Exeter understands that the committee is expected to reconvene shortly; however, no further developments are known at this time.

In other provinces of Argentina, there are currently five mining projects including Yamana Gold’s Gualcamayo project, Barrick Gold’s Pascua Lama project, Minera Andes and Hochschilds Mining San Jose project, Pan American Silver’s Manatial Espejo project and Silver Standard’s Pirquitas project being developed. Exeter believes that the successful development of these projects will be helpful in progressing the future development of its La Cabeza project.

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of epithermal gold-silver properties in South America.

In the prospective, Patagonia region of Argentina, Exeter is currently drilling the Cerro Moro epithermal gold property, one of 12 gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary. Results are expected to be available in early March.

In the Maricunga district of Chile, Exeter has completed a six drill hole program on the Caspiche epithermal gold property. Caspiche is the principal property of a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. Results will be available shortly.

In Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those referring to the timing of a new resources estimate, scoping study and future development of the La Cabeza Project and the results of exploration on the Cerro Moro and Caspiche gold properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date February 23, 2007
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director